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                        SUB-ITEM 77(D)/SUB-ITEM 77Q1(B)
                POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

On September 29, 2006, the Board of Directors approved an amendment to the Fund's investment policy to expand the Fund's ability to engage in securities lending. The investment policy was amended to permit the Fund to lend up to 33 1/3% of its portfolio securities subject to the Board of Directors' approval of a securities lending program.